Exhibit 4

ONE STOP SYSTEMS, INC.

Notice of Grant of Restricted Stock Unit

Steve Cooper (the “Grantee”) has been granted a restricted stock unit (the “RSU”) for shares of Common Stock of One Stop Systems, Inc. pursuant to the One Stop Systems, Inc. 2017 Equity Incentive Plan (the “Plan”), as follows:

Date of RSU Grant:	2/13/2019

Number of RSU Shares:	30,000

Fair Market Price at Date of Grant:	$2.34 per share

Initial Vesting Date:	Six months following the Date of RSU Grant

Vested Shares: Except as provided in the Plan, the number of Vested Shares (disregarding any resulting fractional share) as of any date is determined by multiplying the Number of RSU Shares specified in this grant by the “Vested Ratio” determined as of such date as follows:

(a)	Prior to the Initial Vesting Date, the Vested Ratio shall be zero

(b)	On the Initial Vesting Date, the Vested Ratio shall be 1/6, provided the Grantee’s service has not been terminated prior to the Initial Vesting Date.

(c)	For each six-month period of Grantee service from the Initial Vesting Date until the Vested Ratio equals 1/1 , the Vested Ratio shall be increased by 1/16

(d)	This RSU will be fully vested after 3 years of service

By their signatures below, the Company and the Grantee agree that the RSU is governed by this Notice and by the provisions of the Plan which is attached to and made a part of this document. The RSU Grantee acknowledges receipt of a copy of the Plan and represents that the Grantee has read and is familiar with their provisions, and hereby accepts the RSU subject to all of its terms and conditions.

ONE STOP SYSTEMS, INC.	Grantee

2235 Enterprise Street, Suite # 110	/s/ Steve Cooper
Escondido, CA 92029	Signature

/s/ Carla Basquin	2/13/2019
Carla Basquin	Date
Corporate Secretary

Address

ATTACHMENTS: 2017 Equity Incentive Plan, as amended through the Date of RSU Grant